Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: June 29, 2021

• I I I • I I I • Our vision Openin g th e global markets for everyone to trade and invest in a simple and transparent way Our mission Building the world's largest social trading network to empower people to trade and invest in stocks, crypto and global markets, copy top traders and get copied AcliVisiOM e C P6 lill P U s MAR, AMD

We created a new category and we're dominating it Stats Portfolio CJ II Socia l Trading - - - - - - - - - , --- \ \ \ \ ' ' ' ' ' , ' .. ' ' ' ' ' ' ' ' ' ' ' ' ' ' .J - The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible . The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed . A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed . P7

We're passionate about finance and technology 87 lr led Kingdom Followers opiers 12.62% Key Statistics Activity Feed Al l aci v,uesmade il) Ga n Wile Y our 66.67% P r o !I a b le Weeks - 0.20 % dr'l'N.a.ed ¥nOUnts, 21 - 4 1 5: 00 GMT tY \ . . . · • . . . .. . , . . . , .. . , % f founded trading network and Co p yTrade r 1 M 2007 2010 2013 2015 2017 2019 2021 eTorois Launched the social Introduced bitcoin Convergin g the Launched Launched Zero Launched t o th e platform eToro Money eToro experience int o a singl e cross devic e application CopyPortfolio s TM and additional cryptoassets comm 1 • ss 1 • on stocks and expande d t o th e US PS

Global footprint ,. · , B l ockchain lab LOCAL OFFICE R& D c e n t e r LOCAL OFFICE FINANCIAL CONDUCT AUTHORITY • • • • Mobile d ev e l o p m en t of f i c e • LOCAL OFFICE CYPRUS SECURITIES AND EXCHANGE COMMISSION • • • LOCAL OFFICE : : : : : : : GIBRALTAR F I NANCIAL : : : : : : : SERVICES COMM I SSION • Headquarters a n d main R & D center • LOCAL OFFICE IN APPLICATION PROCESS O A B U D H A B I GLOBAL MA KET W I 1 1.!i g.,..u W A ' lonelar) Authoril} of Singapore • P9

• • • Search Multi asset investment platform eToro i s a n investmen t platfor m buil t around social collaboration and investor education wher e user s can connect, share, an d learn DOW30 29,915.44 +0 . 33% S& P 500 3,443.44 +0 . 48% NASDAQ 11,590.44 +3.85% OIL 45.44 - 1 . 8 5 % Investment Opportunities eToro's user s can choose fro m a broa d range o f asse t classes t o inves t in , includin g commissio n - fre e fractiona l shares and cryptoassets. A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio. Our commission - free stocks offering continues to expand and will b e av a i labl e fo r U S users late r thi s year. P13 ft , AAPL Y Applelnc PEOPLE FB Facebook l l a 'B TRX TRON Ethano Ethan Pierce - RISK 9:41 $672.84 $266.11 $35,644,.95 A \ /AILABU. t'ROFIT . Qt. . n My W a t chlist v T 0 MARKET CHART PRICE 255.42 ... 7.06 l2.84%l 193.62 .... 1 . 9 7 I 1.03%1 GOLD GOLD 186 . 79 .. . - 0 . 78 l - 0 . 0 5% 1 0.01 9 ' 3 ... 0.01 17.03%1 CHANGE ( }] A . 27.8 1 % oba l Markets () 0 ETFs Stocks Crypto

Popular Investors With eToro's CopyTrader technology, users can automatically replicate other investors' strategies i n real time . Investor s wh o meet th e criteria to become "Popular Investors" receive payments that increase as they rise through the program's ranks. • eToro ha s more tha n 1,60 0 Popula r Investors*. • W e continue t o see a growing numbe r o f financial professional s joining eToro's Popula r Investo r Program. • Popula r Investor s nee d t o meet a numbe r o f criteria, includin g havin g a proven track record o f investin g on eToro, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameter s set b y eToro. P14 (*) As of March 31, 2021

Ŷ Ŷ Portfolios eToro's portfolios group assets or investors together based on a predetermined theme or strategy, such as: the 5G revolution, foodtech, driverless cars and more. Some portfolios utilize advanced algorithms, machine learning and Al to build investment strategies and curate assets to form particular CopyPortfolios Œ based on market conditions. [I] RISK These ready - made strategic portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities. eToro launched five new portfolios in recent months and offers more than 60* CopyPortfolios Œ for its users to invest in. Ŷ Ŷ OutSmartNSDQ Nas d aq S ma r t Bet a Active T T o p Ac t i v e l 147 RISK Diversified ready made Portfolios Professionally managed and curated No management fees CryptoPortfolio C r y p t o b y M a r k et Cap P15 (*)AsofMarch31,2021

Holistic crypto investing experience The eToro platform offers users the opportunity to bu y an d hol d a wide range o f cryptoassets alongside traditional asset classes eToro continues to expand its crypto offering and related services. Seven new cryptoassets were added to the platform in recent months. eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account t o thei r walle t an d fro m ther e send the m anywher e o n th e blockchain. eToro offers staking, a feature that enables users who own certain cryptoassets on the eToro platform to earn rewards proportional t o th e amoun t o f th e underlyin g cryptoassets held. P16 • • • • • •• • • ••• • •• • • • • • • • • • • • • • • • Ź

eToro Money In 2021, eToro introduced an eToro debit card, which connects directly to users' eToro investment account and enables instant deposits and withdrawals along with additional money services. The eToro debit card is currently in limited beta in the U.K., and is expected to be available to eToro users in the E.U . i n th e second hal f o f 2021. Instant deposit/ withdrawal Competitive currency conversion rates No deposit fees Your Monthly Expense Bill £36,524.82 ACCOUNT BALANCE Ŷ Ŷ . E l a Money • Recurring Payment December Water Bill Online Payment Aso s ltd. Online Payment Netflix Montly Subsc Debit Charge Coffee Louise Onl"ne Payme s Amazo n Pr"m e S P17

Funded accounts distribution by region eToro has a global footprint, offering services to users in over 100 countries via a platform which is localized in more than 20 languages. eToro's product offering includes assets from more than a dozen of the world's leading stock exchanges How funded accounts are distributed by region is a measure of eToro's global presence and penetration into new and existing markets . It is driven by the breadth of eToro's products and services, its investment in marketing, its ability to adapt to global regulatory environments and the overall adoption of online investment platforms . Europe and the U . K . have been priority markets for eToro since its founding in 2007 . They have remained strategic markets for eToro and represent 69% of its funded accounts as of March 31, 2021. Asia - Pacific represents 17 % of its funded accounts as of March 31 , 2021 . eToro's Americas business, which includes the U.S. and Latin America, represents 9% of funded accounts as of March 31, 2021. Launched in 2019, eToro's offering in the U.S. is currently limited to cryptoassets and social trading and has grown in 2020, in line with increased eToro brand awareness and rising interest in cryptoassets. e Europe A s a t March 31, e Asi a Pacific 2021 e Americas e Middle Eas t & Africa P21

Current assets Current liabilities Cas h an d cash equivalents 166,219 Accounts payable 13,423 Restricted cash 2,352 Current maturities of lease liabilities 2,206 Counterparties 358,614 Payable to users 20,418 Cryptoassets 246,778 Accrued expenses and other payables 166,538 Receivable from users 202,585 Loans to users 13,449 Other receivables and prepaid exp. Non - current liabilities 57,994 Employee benefit liabilities, net 975 845,406 Long - term lease liabilities 20,892 21,867 Non - current assets Shareholders' equity Restricted cash 213 Common share premium 37,465 Righ t o f us e assets 17,958 Preferred share premium 406,110 Property and equipment, net 8,022 Retained earnings 213,247 'eToro Balance sheet March 31, 2021 (unaudited and unreviewed) U.S. dollars in thousands Goodwill and other intangible assets Deferred taxes 6,761 2,914 35,868 Tota l assets P24 881,274 Tota l liabilitie s & equity 656,822 881,274

'eToro Annua l P&L ( unaudite d an d unreviewed ) Consolidated statements of profit or loss (U.S. dollars in thousands, except per share data) Q1'20 Q 1 '21 Ne t trading income Research and development expenses Sellin g an d marketing expenses General , administrativ e an d operatin g expenses Total operating expenses 156,441 268,585 13,276 35,448 49,082 137,387 26,271 84,751 88,629 257,586 Operatin g income 67,812 10,999 Finance income 1,262 1,502 Finance expense 1,827 6,498 Income (loss) before taxes on income (tax benefit) 67,247 6,003 Taxe s o n incom e ( ta x benefit ) 9,369 995 Net income 57,878 5,008 Total comprehensive income 57,878 5,008 Basic income per common share 3.36 0.29 Diluted income per common share 3.11 0.26 P25